Exhibit 4.15

CONVERSION AGREEMENT

This Agreement executed on March 12, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Marko Balac (the “Consultant”), with an address at 9 Lago Norte, Irvine, CA 92612.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered general office administration support services to the Company continuously from January 1, 2007, at the rate of $3,000 a month, with a balance due of $9,000 (nine thousand) as of March 31.

The Parties hereby agree to convert $9,000 (nine thousand), into 9,184 (nine thousand one hundred eighty-four) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $9,000 (nine thousand) of Consultant’s fees for his future services to the Company (April-June 2007) into 9,184 (nine thousand one hundred eighty-four) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement and submission of applicable invoice(s) for the actual subsequent services.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Marko Balac)

/s/	/s/
Chaslav Radovich	Marko Balac
President

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